COMMENTS RECEIVED ON NOVEMBER 8, 2013

FROM EDWARD BARTZ

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Series 100 Index Fund

POST-EFFECTIVE AMENDMENT NO. 124

1. "Fund Summary" (prospectus)

"Fee Table"

Annual operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management feeA	0.05%
Distribution and/or Service (12b-1) fees	None
Other expensesB	0.00%
Total annual operating expenses	0.05%

C: The Staff would like to know if the "Other expenses" listed in the "Annual operating expenses" table for the fund really are 0.00% or are just less than 1 basis point.

R: "Other expenses" for Class F are estimated to be less than 1 basis point (they round to 0.00%).

2. "Fund Summary" (prospectus)

"Fee Table"

Annual operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management feeA	0.05%
Distribution and/or Service (12b-1) fees	None
Other expensesB	0.00%
Total annual operating expenses	0.05%

A Adjusted to reflect current fees.

B Based on estimated amounts for the current fiscal year.

C: The Staff requests that footnote B be removed as it is only applicable to new funds.

R: Although the fund is not a "New Fund" as defined in Instruction 6 of Item 3 of Form N-1A, the "Other expenses" line item of the fee table includes certain expenses that are expected to be incurred in a different amount by Class F as compared to other classes of the fund. Therefore, we believe it is appropriate to note that these expenses are based on estimated amounts for the current fiscal year because the class has not begun incurring these expenses.

3. "Fund Summary" (prospectus)

"Portfolio Manager(s)"

"James Francis (senior portfolio manager) has managed the fund since October 2011.

Lou Bottari (portfolio manager) has managed the fund since January 2009.

Patrick Waddell (portfolio manager) has managed the fund since March 2007.

Peter Matthew (assistant portfolio manager) has managed the fund since August 2012."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

4. "Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"Shares are offered only to certain other Fidelity funds.

The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after an order is received in proper form.

The price to sell one share is its NAV. Shares will be sold at the NAV next calculated after an order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

There is no purchase minimum for Class F shares."

C: The Staff requests that the second paragraph be removed as this disclosure is not permitted or required by Item 6.

R: We believe the information in the second paragraph is consistent with the purchase and sale information required by Item 6(a) and (b). We note that the second paragraph is intended to be read together with the paragraph directly below it and believe that it is important to include the second paragraph, particularly for funds that produce a stand-alone Summary Prospectus. However, considering that this fund does not produce a Summary Prospectus at this time, and has comparable disclosure later on in its prospectus (under "Additional Information about the Purchase and Sale of Shares"), we will remove the disclosure at issue in order to address the Staff's comment.

5. "Fund Distribution" (prospectus)

"If payments made by the Adviser to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of Class F's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

C: The Staff requests that we change "might" to "would."

R: Because the fund does not pay 12b-1 fees for the sale and distribution of its shares under its Rule 12b-1 plan, we believe the disclosure is more accurate as written and that a strict read of Item 12(b) (which also requires disclosure of the amount of distribution fee payable) is inapplicable in this instance. Accordingly, we have not modified disclosure.

6. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

7. "Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.